--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           -------------------------

                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                             NALCO CHEMICAL COMPANY
                            (Name of Subject Company)

                           -------------------------

                             SUEZ LYONNAISE DES EAUX
                               H2O ACQUISITION CO.

                                    (Bidders)

                           -------------------------

              Common Stock, par value $0.1875 per share (including
                 the Associated Preferred Stock Purchase Rights)

                 Series B ESOP Convertible Preferred Stock, par
                              value $1.00 per share

                         (Title of Class of Securities)

                           -------------------------

   Common Stock: 629853102          Series B ESOP Convertible Preferred Stock:
                                                     None

                      (CUSIP Number of Class of Securities)

                           -------------------------

                                 Patrice Herbet
                             Suez Lyonnaise des Eaux
                                 1, rue d'Astorg
                                   75008 Paris
                               (33) 1-40-06-64-00

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidders)

                           -------------------------

                                    Copy to:
                                Kevin Keogh, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

--------------------------------------------------------------------------------

          This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on July 1, 1999 (as amended and supplemented, the "Schedule 14D-1") relating to the offer (the "Offer") by H2O Acquisition Co. (the "Purchaser"), a Delaware corporation and a wholly owned subsidiary of Suez Lyonnaise des Eaux, a societe anonyme organized and existing under the laws of the Republic of France ("Parent"), to purchase (i) all of the issued and outstanding shares of common stock, par value $0.1875 per share, including the associated preferred stock purchase rights (the "Common Stock"), of Nalco Chemical Company, a Delaware corporation (the "Company"), at a price of $53.00 per share of Common Stock, net to the seller in cash without interest thereon, and (ii) all of the issued and outstanding shares of Series B ESOP Convertible Preferred Stock (the "ESOP Preferred Stock") of the Company, at a price of $1,060.00 per share of ESOP Preferred Stock, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 1, 1999 and the related Letter of Transmittal, as they may be amended and supplemented from time to time. The item number and response thereto below are in accordance with the requirements of Schedule 14D-1. Capitalized terms used herein and not otherwise defined have the meanings ascribed thereto in the Offer to Purchase.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

          Item 11 is hereby amended and supplemented by adding the following:


   EXHIBIT NO.                              DESCRIPTION
   -----------                              -----------


 Exhibit (a)(9)     Form of letter to participants of the Nalco Chemical Company
                    Dividend Reinvestment Plan

                                    SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  July 13, 1999                         H2O ACQUISITION CO.


                                              By:  /s/ Patrick Buffet
                                                 -------------------------------
                                                 Name:  Patrick Buffet
                                                 Title:  Director


Dated:  July  13, 1999                        SUEZ LYONNAISE DES EAUX


                                              By:  /s/ Patrice Herbet
                                                 -------------------------------
                                                 Name:  Patrice Herbet
                                                 Title:  General Counsel France
                                                           & International